Filed pursuant to Rule 253(g)(2)
File No. 024-12657

OFFERING CIRCULAR SUPPLEMENT NO. 3

TO THE FORM 1-A OFFERING STATEMENT QUALIFIED ON JANUARY 5, 2026

DATED: OCTOBER 2, 2026

IMMERSED INC.

106 E. 6th St. STE 900-202
Austin, Texas 78701
512-649-5589
https://immersed.com

This offering circular supplement no. 3 (this “Supplement”) relates to the Rule 253(g) offering circular of Immersed Inc., a Delaware corporation (the “Company,” “Immersed,” “we,” “us” or “our”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 7, 2026, relating to the Company’s Form 1-A offering statement qualified by the SEC on January 5, 2026 (the “Offering Circular”), as supplemented by offering circular supplement no. 1 filed with the SEC on March 27, 2026 and offering circular supplement no. 2 filed with the SEC on May 15, 2026. Terms used in this Supplement and not otherwise defined herein have the meanings set forth in the Offering Circular.

The purpose of this Supplement is to provide updated information regarding the Offering, including the amounts sold through July 30, 2026 and the remaining capacity in the Primary Offering and the Secondary Offering, and to disclose that the Company intends to continue the Offering on the same terms and conditions described in the Offering Circular, as supplemented.

REGULATION A OFFERING UPDATE

As of July 30, 2026, an aggregate of 23,308,690 shares of Series B common stock had been issued or sold in connection with the Offering, consisting of shares sold by the Company in the Primary Offering, Bonus Shares issued by the Company and shares sold by the Selling Stockholders in the Secondary Offering. Through July 30, 2026, the Offering had generated aggregate gross proceeds of approximately $16.3 million, of which approximately $13.7 million was attributable to sales by the Company in the Primary Offering and approximately $2.6 million was attributable to sales by the Selling Stockholders in the Secondary Offering. Accordingly, based on the maximum offering amount of $21.0 million in the Primary Offering and $4.0 million in the Secondary Offering, approximately $7.3 million of capacity remained available in the Primary Offering and approximately $1.4 million of capacity remained available in the Secondary Offering as of July 30, 2026, in each case excluding the applicable Transaction Fee. The Company did not receive any proceeds from the sales by the Selling Stockholders, except for the applicable Transaction Fee allocated to the Company to offset offering costs.

The Company intends to continue the Offering following the July 30, 2026 closing using the remaining capacity described above and on the same terms and conditions set forth in the Offering Circular, as supplemented, including the offering price of $0.79 per share, the applicable Transaction Fee and the availability of Bonus Shares to eligible investors. This Supplement does not increase the maximum amount of the Primary Offering or the Secondary Offering, and no terms of the Offering are being amended by this Supplement.

This Offering will terminate on the earlier of (i) January 5, 2028, (ii) the date on which the Primary Offering Maximum Amount is sold, or (iii) when the board of directors of the Company, at its sole discretion, elects to terminate the Offering.

Investors should carefully review the Offering Circular and each supplement thereto before making an investment decision. This Supplement should be read in conjunction with, and may not be delivered or used without, the Offering Circular and the supplements thereto. To the extent that information in this Supplement is inconsistent with information contained in the Offering Circular or a prior supplement, the information contained in this Supplement controls.